 As filed with the Securities and Exchange Commission on September 29, 1998.

                                 Registration No.   -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               -----------------------
                                       FORM S-3
                               -----------------------
                                 CASCADE CORPORATION
                (Exact name of Registrant as specified in its charter)
       Oregon                             ------             93-0136592
(State or other jurisdiction  (Primary standard industrial  (I.R.S. Employer
incorporation or organization) classification code number)   Identification No.)

                                 2201 N.E. 201st Ave.
                             Fairview, Oregon  97024-9718
                                    (503) 669-6300
                 (Address, including zip code, and telephone number,
          including area code, of Registrant's principal executive offices)
                               ------------------------
                      James P. Miller, Executive Vice President
                                 CASCADE CORPORATION
                                 2201 N.E. 201st Ave.
                             Fairview, Oregon  97024-9718
                                    (503) 669-6300
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)
                              -------------------------
                                      Copies To:
        Jack B. Schwartz, Esq.                     Gregory C. Newton, Esq.
Newcomb, Sabin, Schwartz & Landsverk, LLP     Newton, Cottle & Westenhaver, P.C.
    111 SW Fifth Ave., Suite 4040              4000 Kruse Way Place, Suite 1-265
       Portland, Oregon  97204                      Lake Oswego, OR 97035
                              -------------------------
       Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                        PROPOSED        PROPOSED
                                                         MAXIMUM         MAXIMUM
                                       AMOUNT           AGGREGATE       AGGREGATE       AMOUNT OF
TITLE OF CLASS OF SECURITIES           TO BE              PRICE          OFFERING      REGISTRATION
TO BE REGISTERED                     REGISTERED         PER SHARE         PRICE            FEE
--------------------------------------------------------------------------------------------------------

Common Stock,                   1,630,000 shares(1)    $12.875(2)     $20,986,250(2)        $6,191
$.50 par value
 per share
                                -----------------                     -----------           -------
                                -----------------                     -----------           -------
    Totals                      1,630,000 shares                      $20,986,250           $6,191
------------------------------------------------------------------------------------------------------

(1)  All shares offered for resale by the Selling Stockholders.

(2) The fee is estimated pursuant to Rule 457(c) under the Act on the basis of the average of the high and low prices of the Company's Common Stock as reported on the New York Stock Exchange on September 28, 1998.


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

----------------------------------------------------------------------------
----------------------------------------------------------------------------

PROSPECTUS        SUBJECT TO COMPLETION DATED SEPTEMBER 28, 1998


                                     $20,986,250

                                          of

                                 CASCADE CORPORATION

                                     Common Stock
                           _______________________________


   This Prospectus relates to the offer and sale by certain holders thereof (the "Selling Stockholders") of the shares of common stock, par value $.50 per share ("Common Stock"), of Cascade Corporation, an Oregon corporation ("Cascade" or the "Company"). The shares are either (i) issuable by the Company to six of the Selling Stockholders, in exchange for outstanding redeemable exchangeable preferred shares of two of the subsidiaries of the Company, which the Selling Shareholders acquired from such subsidiaries in connection with the Company's acquisition of two different and unrelated corporations, Kenhar Corporation, an Ontario, Canada corporation, and Industrial Tires Limited, an Ontario Corporation, or (ii) received by one of the Selling Shareholders from the Company in connection with the acquisition by the Company of Hyco-Cascade Pty., Ltd., an Australian corporation.

   The Common Stock is listed on the NYSE under the trading symbol "CAE." On September 28, 1998, the closing price of the Common Stock on the New York Stock Exchange (the "NYSE") was $12.75 per share.

   The shares of Common Stock offered hereby may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of such shares of Common Stock may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on the NYSE, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. See "Plan of Distribution." The Company will not receive any cash proceeds from the sale by the Selling Stockholders of the shares of Common Stock offered hereby.
                        _____________________________________

            FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED
               BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS," ON PAGE 4.
                        _____________________________________

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
       PRICE TO PUBLIC     UNDERWRITING DISCOUNTS AND     PROCEEDS TO ISSUER OR
                                COMMISSIONS (1)              OTHER PERSONS

--------------------------------------------------------------------------------
Per Share   $12.875     (2)          0                           0 (3)
Total       $20,986,250 (2)          0                           0 (3)
--------------------------------------------------------------------------------

     (1)  None, to the Company's knowledge.

     (2) Based on the average of the high and low price of the Company's Common Stock as reported on the New York Stock Exchange on September 28, 1998.
          Represents estimate of price to public, assuming sales of all Shares at the average of the high and low price on September 28, 1998. The actual price at which the securities covered by this Prospectus may be offered to the public may vary and could be substantially different. See "Selling Stockholders".

     (3) The Company will receive none of the proceeds of sales of the securities offered by this Prospectus. The Company can provide no estimate of the proceeds the Selling Stockholders would receive upon sales of the securities offered by this Prospectus. See "Selling Stockholders" and "Plan of Distribution".

                         ____________________________________

             The date of this Prospectus is September 29, 1998.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OF SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is therefore required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

    In addition, the Common Stock is listed on the NYSE under the symbol "CAE" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each statement is qualified in its entirety by reference to the full text of such contract or document. For further information with respect to the Company and the Common Stock offered hereby, see the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above.

    The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.



                         DOCUMENTS INCORPORATED BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended January 31, 1998.

    2. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 14, 1998.

    3. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1998 and July 31, 1998.

    4. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996.

    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

    Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents (other than exhibits to such documents) are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Stockholders. Requests should be directed to Cascade Corporation, Attention: Secretary, 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718, (telephone (503) 669-6300).

                         SUMMARY OF THE COMPANY AND BUSINESS

    Cascade Corporation has for many years been one of the world's leading manufacturers of a wide range of industrial products involved in the materials handling business, primarily for the lift truck industry. In particular, the Company's products have historically included attachments, masts, hose reels, sideshifters, hydraulic cylinders, and related replacement parts. Acquisitions in 1996 and 1997 expanded the Company's attachment and hydraulic cylinder capabilities, and broadened its focus to include forks and solid tires, also primarily for the lift truck industry. Following these acquisitions, the Company organized itself into three basic groups: Attachment Products, Fork Products, and Industrial Tires. For a more detailed description of the Company, its business, and the products it produces in these three areas, reference is made to the Company's Annual report on Form 10-K for the year ended January 31, 1998, which is incorporated into this Prospectus by reference. The Company was organized as a corporation in 1943 under the laws of the State of Oregon.



                                     RISK FACTORS

    In addition to other matters described in this Prospectus, the following should be carefully considered in connection with an investment in Common Stock:

Significant Leverage

    The Company is highly leveraged. The ratio of the Company's funded debt to total capitalization was 34%, 57% and 58% at January 31, 1997, January 31, 1998 and July 31, 1998, respectively. (In making the foregoing calculations the term "funded debt" includes all of the shares of redeemable exchangeable preferred stock which are mandatorily redeemable, which are the shares owned by the ITL Holders, as defined below. See "SELLING SHAREHOLDERS.") The acquisition of five separate companies over a twelve month period ending March 1997 was funded substantially by approximately $135 million of new debt incurred by the Company. These borrowings significantly increased the Company's leverage and corresponding financial risk. Approximately fifty percent of the Company's now outstanding debt is in the form of long term fixed rate unsecured Senior Notes due November 25, 2007 (the "Senior Notes").

     This structure mitigates the full extent of interest rate risk and reduces the burden of short term debt management. Yet, this significant leverage has several important consequences, including the following: (i) the Company must dedicate a substantial portion of the net cash provided by operating activities to debt service, and (ii) the Company may have reduced ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulation, to make acquisitions, or to take advantage of significant business opportunities that may arise. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will depend upon future performance, which will be subject to general economic conditions, its ability to achieve cost savings and other financial, business and other factors affecting its operations, many of which are beyond its control. If the Company is unable to generate sufficient operating cash flow in the future to service its debt, it may be required to refinance all or a portion of such debt or to obtain additional financing. There can be no assurance, however, that any refinancing would be possible, or that any additional financing could be obtained, or if either refinancing or additional financing is obtained that such would be on terms and conditions favorable to the Company.

Restrictions Imposed by the Terms of the Company's Indebtedness

    In addition to the Senior Notes, the Company has also obtained a revolving credit facility (the "Revolver") pursuant to that certain Amended and Restated Credit Agreement dated as of December 18, 1997 by and among the Company, Bank of America National Trust and Savings Association, as Agent, and the other financial institutions party thereto from time to time. The terms of the Senior Notes and the Revolver impose upon the Company certain financial and operating covenants, including, among others, restrictions on the ability of the Company to incur debt, pay dividends, or take certain other corporate actions. In addition, the Revolver requires that the Company maintain a minimum level of net worth and generate certain margins of cash flow in excess of fixed charges. These covenants may restrict the Company's ability to borrow additional funds, dispose of assets, or otherwise pursue its business strategies, and may impair the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions, and other general corporate purposes. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments.

Industry Cyclicality

    Sales of products manufactured and sold by the Company have historically been subject to substantial cyclical variations, sometimes extending over a number of years, based on general economic conditions. Downward cycles result in reductions in the sales of some of the Company's products, which adversely impact the Company's operating results. The Company has taken a number of steps to decrease the impact of cyclicality by reducing its fixed costs. However, sales of some of the Company's products follow a counter cyclical trend. For example, in the event of an economic downturn, an ultimate purchaser may decide merely to purchase new forks (a product made by the Company) for an existing lift truck instead of purchasing a new lift truck (which includes forks made the Company). In addition, it is the Company's experience over the past several years that different regional or national economies are, at least with respect to demand for the Company's products, in different parts of the business cycle of expansion or contraction, so that weakness in demand for the Company's products in some parts of the world may be offset by stronger demand in other parts of the world. This produces some countercyclical influence on the Company's financial results. Nevertheless, the Company believes that a general economic downturn would have generally negative effects on the Company's operating results and finances, and there can be no assurance that the moderating countercyclical experience of the Company in the past will be repeated in the future.

Competition; Narrow Market

    The markets in which the Company competes are highly competitive. To successfully compete, the Company must remain competitive in the areas of quality, price, product line, ease of use, safety, comfort and customer service.

     The Company's business focuses on the provision of three groups of products presently sold primarily in the lift truck industry: attachments, forks and tires. Accordingly, the markets in which the Company sells its products are narrow and are not diversified. Furthermore, many of the Company's products are sold to the makers of lift trucks to be incorporated into their products. Each of these companies currently competes with the Company to some extent with respect to some of the products produced by the Company. At any time, one or more or all of such companies could determine to expand its production of such competing products and reduce the purchases it makes from the Company. Any such determination could have a significant adverse effect on the Company.

     The Company is seeking to broaden the market for its products and to leverage its manufacturing and distribution expertises in new and different ways in order to lessen these risks. However, there can be no assurance that the Company's efforts will succeed.

Distribution

     The Company believes that product distribution in its industry is evolving. Some of this evolution may involve how customers of the Company finance acquisition of the Company's products. For instance, a customer may choose a lease instead of outright purchase. While the Company believes that changes in distribution may present positive opportunities, there is also the possibility that such changes will negatively impact the Company's sales.

Acquisition Strategy; Integration of Acquired Businesses; Some Possible Dispositions

    The Company expects to continue a strategy of identifying and acquiring businesses with complementary products and services which may enhance operations and profitability. From time to time, the Company has engaged and continues to engage in preliminary discussions concerning one or more of such possible acquisitions. The Company does not know whether or when any such acquisition will occur. Any acquisition and the related financing could be material to the consolidated operations and financial statements of the Company.

    Future acquisitions may be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing. The Company has no assurance that it will continue to identify suitable new acquisition candidates, obtain financing necessary to complete such acquisitions or acquire businesses on satisfactory terms, or that any business acquired will be integrated successfully into operations or prove to be profitable. Moreover, the Company's current debt structure and leverage may limit its ability to obtain financing adequate to complete suitable acquisitions. See "RISK FACTORS--Significant Leverage" and "--Restrictions Imposed by the Terms of the Company's Indebtedness."

     Successful integration of businesses acquired will depend, in part, on the Company's ability to manage these additional businesses and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on the Company's results of operations and financial condition.

     In addition, the Company, in assessing its assets and rationalizing its business strategy, may decide to dispose of certain assets.

Reliance on Key Management

    Overall management of the Company's operations rests with a small group of executive employees. With one exception, the Company has no formal employment agreements with these employees. The loss of services of members of the executive group could have a material adverse effect on the Company.

Environmental and Related Matters

    The Company generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations has, and will, require expenditures by the Company on a continuing basis.

     The Company has been engaged in an extended groundwater cleanup effort in the vicinity of its Portland, Oregon plant. Responsibility for the contamination of one groundwater aquifer in that area has been the subject of litigation between the Company and The Boeing Company. The United States District Court for the District of Oregon determined that the Company should bear 70% of the parties' combined aquifer cleanup cost. The Company has appealed that decision and The Boeing Company has cross-appealed. If The Boeing Company prevailed on its cross-appeal, the Company would be responsible for a greater portion of certain past cleanup costs.

     The Company does not believe environmentally related expenditures will have a material adverse effect on its financial condition or results of operations.

Foreign Currencies and Interest Rate Risk

    The Company's products are sold in over 30 countries around the world. Accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling, the Dutch Gilder and the Canadian Dollar. Cascade's Costs are primarily incurred in the same currencies and in percentages which are not materially different from the revenue percentages. Since the Company's financial statements are denominated in U.S. dollars, changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material.

     The Company does, from time to time, hedge specifically identified committed transactions in foreign currencies using forward currency sale or purchase contracts. The Company has not engaged in any speculative or profit motivated hedging activities. Although revenues and costs of the Company may be partially hedged, currency fluctuations will impact the Company's financial performance in the future. In addition, international operations are subject to a number of potential risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations, trade barriers, the effects of income and withholding tax, and governmental expropriation.

    The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

Restrictions on Dividends

    Contractual restrictions exist under the Company's 6.92% Senior Notes due November 25, 2007 and the Revolver limit the Company's ability to pay dividends on its capital stock. In addition, under Oregon law the Company's ability to pay dividends is subject to the statutory limitation that such payment be made after a determination by the Board of Directors that, after giving effect to the payment (i) the corporation would be able to pay its debts as they become due in the usual course of business, and (ii) the corporation's total assets would at least equal the sum of its total liabilities plus the amount that would be necessary to satisfy the rights of preferential equity holders, if any. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business, except to the extent that it determines to pay cash dividends with respect to its stock. While the Company has historically paid cash dividends, any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant. See "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."

Shares Eligible for Future Sale

    As of July 31, 1998, 11,807,258 shares of Common Stock (not including 1,405,000 shares of Common Stock offered in this Prospectus to be received upon exchange by the holders of redeemable exchangeable preferred stock of two of the Company's subsidiaries for such stock for Common Stock) were outstanding. As of September 14, 1998, there were also up to an aggregate of 786,567 shares of Common Stock reserved for issuance under the Company's incentive and other benefit plans, with respect to which options to acquire 476,453 shares of the Company have been granted. Options to acquire 47,625 shares are vested and exercisable. The remainder are subject to vesting over periods of years.

    The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

Year 2000 Issue

     Cascade has begun the implementation of a Company wide resource planning software system to link all of its core business systems throughout the Company. This project was undertaken for normal business reasons of upgrading information systems in order to improve operational efficiency, reduce costs and enhance overall quality. As part of this implementation, the Company will replace those software systems that will encounter the Year 2000 issue. As of the present time, the Company believes that its computer and information systems will be adjusted so as to be unaffected by the Year 2000 Issue internally (or will be "Y2K compliant") before December 31, 1999. In addition, the Company has initiated communications with its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to become Y2K compliant.

     While the Company believes that the steps it is taking will be sufficient to cause the Company to become Y2K compliant internally, this process is not complete and has not been tested, and there is a risk that this process will not be successfully completed by December 31, 1999. In addition, the Company cannot be assured that the efforts of third parties to become Y2K compliant will succeed or be sufficient. Failure on either issue could have a material effect on the Company's results of operations.



                                   MATERIAL CHANGES

                                         None



                                   USE OF PROCEEDS


    The Company will not receive any cash proceeds from the sale of the Common Stock by the Selling Stockholders.



                         SELECTED CONSOLIDATED FINANCIAL DATA
                  (Dollars in thousands, except per share amounts)


    The selected historical consolidated financial data of the Company set forth below as of and for the three years ended January 31, 1998 have been derived from the audited historical consolidated financial statements of the Company and the related notes thereto incorporated by reference in this Prospectus. The selected historical consolidated financial data set forth below as of and for the two years ended January 31, 1995 have been derived from the audited historical statements of the Company and related notes, but these financial statements have not been incorporated herein by reference. In addition, the selected historical consolidated financial data of the Company set forth below as of and for the six months ended July 31, 1997 and July 31, 1998 have been derived from the Company's reports on Form 10-Q for the periods described, and the 10-Q for the period ended July 31, 1998 is incorporated by reference in this Prospectus. The following data should be read in conjunction with the historical financial statements of the Company and the related notes thereto, together with the information contained under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," all incorporated by reference in this Prospectus.


                                                                             YEAR ENDED JANUARY 31,
                                                 --------------------------------------------------------------------

                                                      1994          1995          1996          1997          1998

Net sales . . . . . . . . . . . . . . . . . .      $141,325      $183,365      $234,030      $218,485      $369,865
Cost of goods sold. . . . . . . . . . . . . .        91,830       118,430       153,345       143,080       259,605
                                                ------------  ------------  ------------  ------------  ------------

Gross profit. . . . . . . . . . . . . . . . .        49,495        64,935        80,685        75,405       110,260

Depreciation and amortization . . . . . . . .         7,555         8,100         9,540        10,280        20,280
Selling and administrative expenses . . . . .        30,565        35,085        39,935        40,275        64,100
Environmental expenses, net . . . . . . . . .         1,640         2,400        14,795           -         (14,890)
                                                ------------  ------------  ------------  ------------  ------------

Income from operations. . . . . . . . . . . .         9,735        19,350        16,415        24,850        40,770

Interest income . . . . . . . . . . . . . . .           435           535         1,045         1,076           610
Interest expense. . . . . . . . . . . . . . .          (475)         (335)       (1,085)         (876)       (9,440)
Other income (expense), net . . . . . . . . .          (725)         (915)         (315)          (65)          150
                                                ------------  ------------  ------------  ------------  ------------

Income from operations before income taxes. .         8,970        18,635        16,060        24,985        32,090

Provision for income taxes. . . . . . . . . .         3,105         6,385         5,510         7,565        11,050
                                                ------------  ------------  ------------  ------------  ------------
Income from continuing operations before
  cumulative effect of accounting changes . .         5,865        12,250        10,550        17,420        21,040

Cumulative effect of accounting changes . . .        (1,980)          -             -             -             -
                                                ------------  ------------  ------------  ------------  ------------

Net income. . . . . . . . . . . . . . . . . .         3,885        12,250        10,550        17,420        21,040
Less preferred stock dividends. . . . . . . .           -             -             -              60           570
                                                ------------  ------------  ------------  ------------  ------------

Net Income applicable to common stock . . . .        $3,885       $12,250       $10,550       $17,360       $20,470
                                                ------------  ------------  ------------  ------------  ------------
                                                ------------  ------------  ------------  ------------  ------------

Earnings Per Share:
  Basic Earnings Per Share. . . . . . . . . .         $0.32         $1.02         $0.88         $1.48         $1.73
                                                ------------  ------------  ------------  ------------  ------------
                                                ------------  ------------  ------------  ------------  ------------

  Diluted Earnings Per Share. . . . . . . . .         $0.32         $1.02         $0.88         $1.48         $1.60
                                                ------------  ------------  ------------  ------------  ------------
                                                ------------  ------------  ------------  ------------  ------------

  Balance Sheet Data (at end of period):
    Working capital . . . . . . . . . . . . .        37,337        40,821        49,829        32,750        81,063
    Total assets. . . . . . . . . . . . . . .       106,571       137,109       153,190       199,493       349,592
    Total debt. . . . . . . . . . . . . . . .         4,193        13,864        17,486        44,920       160,479
    Shareholders' equity. . . . . . . . . . .        77,751        88,538        92,057        98,757       110,551

                                                                SIX MONTHS ENDED JULY 31,
                                                         --------------------------------------

                                                                    1997          1998

Net sales . . . . . . . . . . . . . . . . . . . . . . . . .      $175,065      $212,285
Cost of goods sold. . . . . . . . . . . . . . . . . . . . .       120,685       146,720
                                                               ------------  ------------

Gross profit. . . . . . . . . . . . . . . . . . . . . . . .        54,380        65,565

Depreciation and amortization . . . . . . . . . . . . . . .        10,025        10,640
Selling and administrative expenses . . . . . . . . . . . .        30,710        35,135
Environmental expenses, net . . . . . . . . . . . . . . . .        (9,250)          -
                                                               ------------  ------------

Income from operations. . . . . . . . . . . . . . . . . . .        22,895        19,790

Interest income . . . . . . . . . . . . . . . . . . . . . .           250           315
Interest expense. . . . . . . . . . . . . . . . . . . . . .        (4,475)       (5,185)
Other income (expense), net . . . . . . . . . . . . . . . .           380         3,290
                                                               ------------  ------------

Income from operations before income taxes. . . . . . . . .        19,050        18,210

Provision for income taxes. . . . . . . . . . . . . . . . .         6,445         5,905
                                                               ------------  ------------

Income from continuing operations before
  cumulative effect of accounting changes . . . . . . . . .        12,605        12,305

Cumulative effect of accounting changes . . . . . . . . . .           -             -
                                                               ------------  ------------

Net income. . . . . . . . . . . . . . . . . . . . . . . . .        12,605        12,305
Less preferred stock dividends. . . . . . . . . . . . . . .           286           283
                                                               ------------  ------------

Net Income applicable to common stock . . . . . . . . . . .       $12,319       $12,022
                                                               ------------  ------------
                                                               ------------  ------------

Earnings Per Share:
  Basic Earnings Per Share. . . . . . . . . . . . . . . . .         $1.04         $1.01
                                                               ------------  ------------
                                                               ------------  ------------

  Diluted Earnings Per Share. . . . . . . . . . . . . . . .         $0.96         $0.93
                                                               ------------  ------------
                                                               ------------  ------------

             PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "CAE." The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

                                                        Price Range
                                                      Low          High
1995
First Quarter ended April 30, 1995. . . . . . . .   $ 12.00        17.00
Second Quarter ended July 31, 1995. . . . . . . .     14.50        17.25
Third Quarter ended October 31, 1995. . . . . . .     13.00        16.25
Fourth Quarter ended January 31, 1996. . . . . .      11.75        15.50
1996
First Quarter ended April 30, 1996. . . . . . . .   $ 11.75        14.50
Second Quarter ended July 31, 1996. . . . . . . .     12.75        16.50
Third Quarter ended October 31, 1996. . . . . . .     11.50        14.50
Fourth Quarter ended January 31, 1997. . . . . .      11.50        16.50
1997
First Quarter ended April 30, 1997. . . . . . . .   $ 14.50        16.63
Second Quarter ended July 31, 1997. . . . . . . .     14.50        19.75
Third Quarter ended October 31, 1997. . . . . . .     16.19        20.44
Fourth Quarter ended January 31, 1998. . . . . .      14.88        19.00
1998
First Quarter ended April 30, 1998. . . . . . . .   $ 14.31        18.25
Second Quarter ended July 31, 1998. . . . . . . .     15.08        18.44
Third Quarter (through September 28, 1998). . . .     12.50        13.25

    The last reported sale price of the Common Stock on the NYSE Composite Tape on September 28, 1998 was $12.75. As of July 31, 1998, there were 379 record holders of Common Stock. The Company believes that there are in excess of 2,500 beneficial owners of its Common Stock.

    The Company paid quarterly dividends with respect to its Common Stock totaling $.40 for the year ended January 31, 1998; $.45 for the year ended January 31, 1997 and $.45 for the year ended January 31, 1996. While the Company generally intends to maintain this level of dividends with respect to its Common Stock in the future, business or financial considerations may cause the Company at any time to discontinue paying dividends at this level, and may cause the Company to suspend paying dividends for an indeterminate amount of time. In any event, dividends have in the past been paid on a quarterly basis, but only after a specific determination with regard thereto by the Company's Board of Directors.



                         DESCRIPTION OF SECURITIES

    The Company's authorized capital stock consists of 20,200,001 shares of capital stock, consisting of (i) 20,000,000 shares of $.50 par value Common Stock, (ii)200,000 shares of preferred stock without par value, and (iii) one share of Special Voting Stock without par value. As of July 31, 1998, there were 11,807,258 shares of Common Stock outstanding, and as of September 25, 1998, 11,634,958 shares of Common Stock were outstanding (as a result of Common Stock repurchases by the Company as described below), zero shares of Preferred Stock issued or outstanding and one share of Special Voting Stock issued and outstanding.

Cascade Common Stock

    Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

    Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

    The Articles of Incorporation of the Company provide that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Oregon law. The By-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Oregon law.

     On August 13, 1998, the Board of Directors of the Company authorized the repurchase of 500,000 shares of the Common Stock of the Company in open market transactions. As of September 25, 1998, the Company had repurchased 172,300 shares, leaving a total of 11,634,958 shares of Common Stock outstanding.

    The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, L.L.C.

Cascade Preferred Stock

    The Board of Directors of the Company is authorized to issue up to 200,000 shares of preferred stock without par value, in one or more series, with such designations, description and terms thereof to be set forth in a verified certificate by specified officers of the Company and then delivered to the Corporation Commissioner of the State of Oregon. The Company's Articles of Incorporation further provide that the Board is empowered to determine, with respect to each such series: (i) the rates of dividend payable thereon; (ii) whether shares can be redeemed, and if so, the redemption price and terms and conditions of redemption; (iii) the amount payable upon shares in event of voluntary or involuntary liquidation; (iv) sinking funds, if any, for the redemption or purchase of shares; and (v) the terms and conditions, if any, on which shares may be converted to Common Stock of the Company.

Cascade Special Voting Share; Redeemable Exchangeable Preferred Shares of Canadian Subsidiaries

     The Articles of Incorporation authorize one share of Special Voting Stock. This share was issued to TD Trust Company, as trustee for Couphar Ltd.("Couphar"), an Ontario corporation owned and controlled by William J. Harrison in connection with the acquisition by the Company of Kenhar Corporation in 1997. Subject to certain conditions, the holder of the share of Special Voting Stock is entitled to the number of votes, on all matters to be voted on by the holders of common stock of the Company, equal to the number of redeemable exchangeable preferred shares of Cascade (Ontario), Ltd., an Ontario corporation which is a subsidiary of the Company, which redeemable exchangeable preferred shares are also owned by the holder of the Special Voting Share. No dividends may be declared on the share of Special Voting Stock. In addition, in the event of any liquidation, dissolution or winding up of the corporation, the holder of the Special Voting Share shall have no right to receive any distribution of assets of the Company.

     Accordingly, any Couphar conversion of redeemable exchangeable preferred shares into Common Stock of the Company will prorata reduce the number of votes which it can cast as a result of holding the Special Voting Share on matters voted on by the holders of Common Stock. Of course, if Couphar retains such shares its total voting power will be undiminished, but Couphar's voting power will decline if such shares are sold, either pursuant to this Prospectus or otherwise. Because of the Company's arrangement regarding voting by the holder of the Special Voting Share, exercise by Couphar of its exchange rights will not result in an increase in the number of votes which may be cast with respect to matters on which holders of the Common Stock of the Company may vote.

     In this connection it is important to note that the ITL Holders (identified below) who own redeemable exchangeable preferred shares of a different subsidiary of the Company do not have any arrangement by which they have obtained similar voting rights. Accordingly, exercise of their rights to convert their redeemable exchangeable preferred stock into shares of the Company's Common Stock will result in an increase in the number of votes which may be cast with respect to matters on which holders of the Common Stock of the Company may vote, whether the ITL Holders sell such Common Stock or not.



                           SELLING STOCKHOLDERS

    The Selling Stockholders listed below may sell such shares of Common Stock set forth opposite their respective names to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. See "Plan of Distribution."


                             Beneficial Ownership         Beneficial Ownership
                            Prior to Offering             After Offering
Name                        Number (1)    Percent (2)    Number (3)    Percent

Couphar Ltd.(4)             1,100,000       8.64%          -0-           0%

Thomas P. Buckley              66,000        .56%          -0-           0%
  Family Trust

1107048 Ontario               144,000       1.22%          -0-           0%
  Limited

Thomas A. Buckley              47,500        .41%          -0-           0%

Gaynor D. Buckley              27,500        .24%          -0-           0%

Terry J. Mark                  20,000        .17%          -0-           0%

Michael R. J. Dobbins         225,000       1.93%          -0-           0%

(1) Estimated.
(2) Based on 11,634,958 shares of Common Stock outstanding on September 25,1998, and assuming, in the case of each Selling Shareholder except Mr. Dobbins, the exchange of such Selling Shareholder's redeemable exchangeable preferred stock for the Common Stock of the Company.
(3) Assumes the sale by the Selling Stockholders of all of the shares of Common Stock offered hereby.
(4) A private entity controlled by William J. Harrison, Executive Vice President and Director of the Company. These shares were acquired in connection with the acquisition by the Company of Kenhar.

    Couphar, Ltd. ("Couphar") is the holder of 1,100,000 outstanding shares of redeemable exchangeable preferred stock of Cascade Canada, Ltd., a subsidiary of the Company, which were issued to Couphar in connection with the acquisition of Kenhar Corporation by the Company. Couphar will receive the 1,100,000 shares of the Company's Common Stock offered hereby in exchange for its 1,100,000 outstanding shares of the redeemable exchangeable preferred stock of Cascade Canada, which shares are exchangeable on a one for one basis for the number of shares of the Common Stock of the Company. In addition, Couphar may exercise its exchange rights with respect to any number of shares it chooses, without regard to any minimum or other restriction. Finally, Couphar is party to an agreement with the Company to the effect that the Company has a right of first refusal to purchase any shares of Common Stock to be sold by Couphar in excess of 110,000 shares in any 30 day period. See "DESCRIPTION OF SECURITIES -Cascade Special Voting Share; Redeemable Exchangeable Preferred Shares of Canadian Subsidiaries" above for a description of the impact that exercise by Couphar will have on the number of shares able to vote on matters presented to the holders of the Company's Common Stock.

    The Thomas P. Buckley Family Trust, 1107048 Ontario Limited, Thomas A. Buckley, Gaynor D. Buckley and Terry J. Mark, five of the Selling Shareholders (together the "ITL Holders"), are the holders of a total of 305,000 outstanding shares of redeemable exchangeable preferred stock of Cascade Canada, Inc., a subsidiary of the Company, which were issued to the ITL Holders in connection with the acquisition of Industrial Tires Limited by the Company. The ITL Holders will receive the 305,000 shares of the Company's Common Stock offered hereby in exchange for their 305,000 outstanding shares of the redeemable exchangeable preferred stock of Cascade Canada, which shares are exchangeable on a one for one basis for the number of shares of the Common Stock of the Company. The ITL Holders also have the right to exercise their exchange rights with respect to any number of shares each of them chooses, without regard to any minimum or other restriction, and without reference to the choices made in this regard by any of the other ITL Holders. See "DESCRIPTION OF SECURITIES -Cascade Special Voting Share; Redeemable Exchangeable Preferred Shares of Canadian Subsidiaries" above for a description of the impact that exercise by the ITL Holders will have on the number of shares able to vote on matters presented to the holders of the Company's Common Stock.

     Michael R. J. Dobbins is the holder of 225,000 outstanding shares of the Company's Common Stock which were issued to Mr. Dobbins in connection with the acquisition of Hyco-Cascade, Pty., Ltd., an Australian corporation.

     Pursuant to the terms of an agreement relating to the acquisition of Kenhar Corporation, the Company agreed to file the Registration Statement of which this Prospectus forms a part with the Commission.



                           PLAN OF DISTRIBUTION

    This Prospectus, as appropriately amended or supplemented if required, may be used from time to time by the Selling Stockholders, or their transferees, who wish to offer and sell the shares of Common Stock offered hereby. The shares of Common Stock may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the shares of Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on NYSE, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. The Company will pay substantially all the expenses incident to the offering of the Common Stock by the Selling Stockholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

    In order to comply with certain states securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of Common Stock may not be sold unless the shares of Common Stock have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

    In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the shares of Common Stock may be sold in accordance with Rule 144, if eligible. Selling Stockholders may also offer shares of Common Stock by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act and Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

    Upon the Company's being notified by the Selling Stockholder that a particular offer to sell the Common Stock is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the name of each Selling Stockholder, (ii) the number of shares of Common Stock involved, (iii) the price at which the shares of Common Stock were sold, (iv) any participating brokers, dealers, agents or member firm involved, (v) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (vi) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vii) other facts material to the transaction.



                               LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Newcomb, Sabin, Schwartz and Landsverk, LLP, 111 SW Fifth Ave., Suite 4040, Portland, Oregon, 97204.



                                  EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    No dealer, salesman or other
person has been authorized to give
any information or to make
representations other than those
contained in this Prospectus, and
if given or made, such information
or representations must not be
relied upon as having been                               $21,291,875
authorized by the Company.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create an                              CASCADE CORPORATION
implication that the information
herein is correct as of any time
subsequent to its date.  This
Prospectus does not constitute an
offer or solicitation by anyone in                       Common Stock
any jurisdiction in which such offer
or solicitation is not authorized
or in which the person making such
offer of solicitation is not
qualified to do so or to anyone to
whom it is unlawful to make such                          PROSPECTUS
offer or solicitation.
   ________________________


                                Page

Available Information . . . . .   3                     September 28, 1998
Documents Incorporated by
  Reference . . . . . . . . . .   3
Summary of the Company
  and Business. . . . . . . . .   5
Risk Factors. . . . . . . . . .   5
Material Changes. . . . . . . .   9
Use of Proceeds . . . . . . . .   9
Selected Consolidated
  Financial Data. . . . . . . .   9
Price Range of Common Stock and
  Dividend Policy . . . . . . .  10
Description of Securities . . .  11
Selling Stockholders  . . . . .  12
Plan of Distribution  . . . . .  13
Legal Matters . . . . . . . . .  14
Experts . . . . . . . . . . . .  14

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

    The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.


                 Item                                  Amount
                 ----                                  ------

         SEC Registration Fee . . . . . . . . . .    $    6,282
         Legal Fees and Expenses. . . . . . . . .           *
                                                     ----------
         Accounting Fees and Expenses . . . . . .           *
                                                     ----------
         Miscellaneous Expenses . . . . . . . . .           *
                                                     ----------

                                                     ----------
                  TOTAL . . . . . . . . . . . . .    $
                                                     ----------
                                                     ----------
----------------

* To be filed by amendment


Item 15.  Indemnification of Directors and Officers

    Sections 60.387 to 60.414 of the Oregon Business Corporation Act (the "Act") and Article IX of the Company's Articles of Incorporation and Article XII of the Company's By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    Article IX of the Company's Articles of Incorporation and Article XII of the Company's By-laws generally require the Company to indemnify, to the extent permitted by Oregon statute, its officers and directors against expenses (including attorney's fees), judgements, fines and amounts paid in settlement, actually and necessarily incurred by him in connection with the defense of any action, suit or proceeding whether civil, criminal, or administrative in which he is made a party by reason of being or having been a director or officer.

     However, Section 60.047(d)2) of the Act provides that indemnification is not available for (i) Any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) Any unlawful distribution under Section 60.367 of the Act; or (iv) Any transaction from which the director derived an improper personal benefit. In addition, no indemnification is available if (i) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) In connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

    The Commission has taken the position that the foregoing provisions will have no effect on claims arising under the Federal securities laws.

    The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

Item 16. Exhibits


5.1 Opinion of Newcomb, Sabin, Schwartz & Landsverk, LLP as to the legality of securities being registered.*

23.1    Consent of Newcomb, Sabin, Schwartz & Landsverk, LLP
        (included as part of Exhibit 5.1).*

23.2    Independent Accountants' consent of PricewaterhouseCoopers LLP.

----------------

* To be filed by amendment


Item 17.  Undertakings

        The Company hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairview, State of Oregon, on September 28, 1998.

                                CASCADE CORPORATION

                                By: /s/ Robert S. Warren, Jr.
                                    ---------------------------------------
                                   Robert S. Warren, Jr., President, Chief
                                   Executive Officer and Director

    Pursuant to the requirements of the Securities Act of 1933, as amended, this to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


       Name                        Title                        Date
       ----                        -----                        ----

/s/ C. Calvert Knudsen       Chairman, Director             September 28, 1998
----------------------
 (C. Calvert Knudsen)

/s/ Robert S. Warren, Jr.,   President, Chief Executive     September 28, 1998
---------------------          Officer and Director
 (Robert S. Warren, Jr.)     (Principal Executive Officer)

/s/ James P. Miller          Executive Vice President       September 28, 1998
------------------------       and Secretary
 (James P. Miller)

/s/ William J. Harrison      Executive Vice President       September 28, 1998
------------------------       and Director
 (William J. Harrison)

/s/ Kurt G. Wollenberg       Vice President of Finance      September 28, 1998
------------------------     (Principal Accounting Officer)
 (Kurt G. Wollenberg)

/s/ Richard C. Hire          Director                       September 28, 1998
------------------------
 (Richard C. Hire)

/s/ Eric Hoffman             Director                       September 28, 1998
------------------------
 (Eric Hoffman)

/s/ Joseph J. Barclay        Director                       September 28, 1998
------------------------
 (Joseph J. Barclay)

/s/ Nicholas R. Lardy        Director                       September 28, 1998
------------------------
 (Nicholas R. Lardy)

/s/ Ernest C. Mercier        Director                       September 28, 1998
------------------------
 (Ernest C. Mercier)

/s/ James S. Osterman        Director                       September 28, 1998
------------------------
 (James S. Osterman)

/s/ Jack B. Schwartz         Assistant Secretary            September 28, 1998
 ------------------------       and Director
 (Jack B. Schwartz)

/s/ Nancy Wilgenbusch        Director                       September 28, 1998
------------------------
 (Nancy Wilgenbusch)

                                                              EXHIBIT INDEX
Exhibit No.             Description

5.1 Opinion of Newcomb Sabin Schwartz & Landsverk, LLP as to the legality of securities being registered.*

23.1    Consent of Newcomb Sabin Schwartz & Landsverk, LLP
        (included as part of Exhibit 5.1).*

23.2    Independent Accountants' consent of PricewaterhouseCoopers LLP.

---------------

* To be filed by amendment